UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER

THE INVESTMENT COMPANY ACT OF 1940

ARISTOTLE FUNDS SERIES TRUST

(Exact Name of Registrant)

NOTIFICATION OF ELECTION

Aristotle Funds Series Trust, a registered open-end series investment company, hereby notifies the Securities and Exchange Commission that it elects to commit each such Fund to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the registrant has caused this notification of election to be duly executed on behalf of each Fund in the city of Newport Beach and the State of California on the 28th day of February, 2023.

Aristotle Funds Series Trust
(Name of Registrant)

By:	/s/ Richard Schweitzer
Name: Richard Schweitzer
Title: President

Attest:

/s/ Joseph G. Lallande
Name: Joseph G. Lallande
Title: Secretary